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WILLIAM BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 773 562 8222 Fax

August 17, 2023

Mr. Trace Rakestraw

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549-0504

Re:	Accordant ODCE Index Fund and Accordant Investments LLC File No: 812-15492

Dear Mr. Rakestraw:

We are writing in response to comments provided on August 14, 2023 with respect to the above-referenced application (“Application”) for an order pursuant to: (i) Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, and (ii) Sections 6(c) and 23(c) of the 1940 Act, granting an exemption from Rule 23c-3 of the 1940 Act, and (iii) Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, filed on August 4, 2023 on behalf of Accordant Investments LLC (the “Advisor”), an investment advisor registered with the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and Accordant ODCE Index Fund, a closed-end management investment company (the “Initial Fund” and together with the “Adviser,” the “Applicants”). The Applicants have considered your comments and have authorized us, on their behalf, to make the responses and changes discussed below to the Application. Capitalized terms have the meanings attributed to such terms in the Application.

Concurrently with this letter, the Applicants are filing the First Amended and Restated Application, which reflects the changes discussed below.

On behalf of the Applicants, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

* * *

Comment 1.          Please add the Adviser’s name to facing sheet of the Application.

Response 1.           The Application has been revised accordingly.

Comment 2.          Please provide more specificity in the transmittal letter to distinguish the applications that were more recent, but not chosen as precedents for redlining purposes in your Application.

Response 2.           The First Amended and Restated Application includes a comparison to a different precedent application. In addition, the transmittal letter attached to the First Amended and Restated Application includes greater specificity regarding the choice of precedent applications used and the distinguishing characteristics from more recent precedent applications.

Comment 3.           Please remove the reference to custodial fees in Section II.C.

Response 3.           The Application has been revised accordingly.

Comment 4.          Please revise the list of addresses of the Applicants at the end of the Application to reference both the Fund’s address and the Adviser’s address.

Response 4.           The Application has been revised accordingly.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3396.

Sincerely,

/s/ William Bielefeld
William Bielefeld